
02013054

1-00278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


RECEIVED
FEB 0 1 2002
167

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 33-57161

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

PROCESSED
FEB 0 5 2002
THOMSON FINANCIAL



10 South Broadway
Suite 900
St Louis, MO 63102-1761

INDEPENDENT AUDITORS' REPORT

The Administration Committee
Emerson Electric Co.
Employee Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

KPMG LLP

St. Louis, Missouri
January 31, 2002



KPMG LLP KPMG LLP a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

		September 30,	
		2001	2000
Assets			
Interest in Master Trust	$	759,901,435	1,009,786,582
Receivables:			
Emerson Electric Co. contributions, net of forfeitures of $75,582 and $324,998 in 2001 and 2000, respectively		(65,957)	396,189
Participant contributions		40,597	3,040,189
Other		-	67,037
Total receivables		(25,360)	3,503,415
Total assets		759,876,075	1,013,289,997
Liabilities			
Other payables		156,977	86,510
Net assets available for benefits	$	759,719,098	1,013,203,487

See accompanying notes to financial statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended September 30,	
	2001	2000
Master Trust investment income (depreciation)	$ (218,719,454)	120,109,790
Investment management fees	(294,574)	(303,126)
Transfers (to) from other plans	(50,743,637)	2,837,442
Participant contributions	59,534,664	61,141,352
Rollover contributions	3,718,184	4,992,602
Emerson Electric Co. contributions, net of forfeitures of $461,244 and $603,752 in 2001 and 2000, respectively	16,688,007	17,425,400
Benefits paid to participants	(63,667,579)	(87,905,902)
Net increase (decrease)	(253,484,389)	118,297,558
Net assets available for benefits:		
Beginning of year	1,013,203,487	894,905,929
End of year	$ 759,719,098	1,013,203,487

See accompanying notes to financial statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Notes to Financial Statements

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a division or subsidiary of Emerson Electric Co. (the Company) which has been designated by the Company to have its employees participate in the Plan is eligible to participate. Certain employees of the EGS Electrical Group LLC (EGS), an affiliate of the Company, were also eligible to participate prior to October 1, 2000. Certain employees of Commercial Cam Co., LLC (Commercial Cam), an affiliate of the Company, became eligible to participate beginning September 26, 2001. An eligible employee may elect to participate on the first day of any month following 30 days of employment with the Company. At September 30, 2001, there were 19,369 employees participating in the Plan.

Contributions

Eligible participants may generally elect to have up to 20% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on either a pretax or an after-tax basis, as the participant may elect. Contributions are subject to certain limitations.

Eligible participants may receive matching contributions equal to a percentage of a portion of each participant's contribution. Matching contributions by the Company are invested solely in the Emerson Common Stock Fund. Matching contributions by Commercial Cam are made in cash. Matching contributions by EGS were made in cash. Matching contributions are reduced by unvested benefits forfeited by terminated employees.

Participant Accounts

The Plan maintains a separate account for each participant to record such participant's interest in each of the Plan's investment funds attributable to participant and matching contributions made by the Company, EGS or Commercial Cam, and earnings or loss thereon. Earnings and dividends attributable to investments held in participants' accounts are credited to the participants' accounts.

Vesting

Participant contributions and the earnings thereon are always 100% vested. Until the participant completes five years of service, matching contributions vest at the rate of 20% per year of service; thereafter, matching contributions are 100% vested. All accounts become fully vested upon attainment of age 55, death, total and permanent disability or termination of the Plan.

Investment Options

Participants designate, in increments of 1%, the percentage of their total contribution to be invested in any of the Plan's ten investment funds. The Emerson Common Stock Fund invests in the Company's common stock. The Mid Cap Equities Fund is invested in the Putnam Vista Fund A. The Large Cap Equities Fund is invested in the Janus Large Cap Growth Discipline. The Equity Index Fund is invested in the Northern Trust Collective Daily Stock Index Fund. The Balanced Fund is invested in the MSI Funds Multi-Asset-Class Portfolio and consists of both stocks and bonds. The Long-Term Bond Fund is invested in the Northern Trust Collective Aggregate Bond Index Fund. The Short-Term Bond Fund is invested in the Northern Trust Benchmark Short-Intermediate Bond Portfolio. The Fixed Income Fund consists of group annuity contracts issued by insurance companies. The Small Cap Equities Fund is invested in the Capital Guardian U.S. Small Capitalization Fund. The International Equities Fund is invested in the Capital Guardian Non-U.S. Equity Fund. Effective October 2, 2000, the Small Cap Equities Fund and the International Equities Fund were added to the investment funds. All funds may invest in cash equivalents as temporary investments and to maintain liquidity.

Participants may change their investment options at any time.

Participant Loans

Participants can borrow from the Plan at a rate of 1% over the Northern Trust Company prime rate. Interest rates on loans outstanding at September 30, 2001, vary between 6.5% and 11.0%, depending on date of issue. The loans are secured by the balance in the participant's account. The term of the loans is generally between one and four years. Participants can borrow the lesser of 50% of the vested account balance or $50,000, reduced by the highest outstanding balance in the prior 12 months.

Transfers

A participant may transfer, in 1% increments, all or part of an existing account balance in a fund among the other investment funds to the extent permitted by the underlying investment contracts. Transfers may be made up to six times per quarter. Company matching contributions invested in the Emerson Common Stock Fund may not be transferred until the participant is fully vested.

Withdrawals

Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company or Commercial Cam, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $5,000, deferred until as late as age 70 1/2, at the participant's election.

A participant who is actively employed by the Company or Commercial Cam may withdraw, without penalty under the Plan, unmatched after-tax contributions, matched after-tax contributions that have been in the plan at least two years and amounts transferred or rolled over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If the participant is at least age 59 ½, all pretax contributions and matching contributions that have been in the Plan less than two years may be withdrawn.

A participant who is actively employed may withdraw, subject to penalty under the Plan, after-tax contributions which were matched and that have been in the Plan less than two years. A participant who makes a withdrawal subject to penalty may not contribute to the Plan or receive matching contributions made on his behalf for a period of six months after the effective date of such a withdrawal. Participants may resume contributions after the expiration of the six-month period.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded upon distribution.

Operating Expenses

The Company has the option of paying all expenses or charging them to the Plan. The Company has paid all expenses incidental to the operation and management of the Plan for the periods presented, except brokerage commissions paid for the purchase and sale of the Company's common stock in the Emerson Common Stock Fund, investment management fees and expenses charged directly against the other investment funds.

Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third party-specialists where appropriate, actual results could differ from these estimates.

(3) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 2001, that the Plan and its related trust are designed in accordance with applicable sections of the Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(4) TRANSFERS TO OR FROM OTHER PLANS

Effective October 2, 2000, interests in the Plan's net assets of $44,169,340 attributable to employees of EGS were transferred to a separate plan. In addition, in 2001 and 2000, certain participants transferred to or from other Company benefit plans. This occurs when an individual or a Company division or subsidiary transfers from one Company benefit plan to another.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Notes to Financial Statements

(5) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	September 30,	
	2001	2000
Net assets available for benefits per the financial statements	$ 759,719,098	1,013,203,487
Amounts allocated to withdrawing participants	(158,240)	(548,482)
Net assets available for benefits per Form 5500	$ 759,560,858	1,012,655,005

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Years Ended September 30,	
	2001	2000
Benefits paid to partipants per the financial statements	$ 63,667,579	87,905,902
Add amounts allocated to withdrawing participants at end of year	158,240	548,482
Less amounts allocated to withdrawing participants at beginning of year	(548,482)	(1,226,332)
Benefits paid to participants per the Form 5500	$ 63,277,337	87,228,052

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not paid as of that date.

(6) MASTER TRUST

All of the Plan's investments are in the Emerson Electric Co. Master Trust (Master Trust), which was established for the investment of the assets of the Plan and certain other Company-sponsored defined contribution plans. The assets of the Master Trust are held by the Northern Trust Company. Each participating plan is allocated an interest in the funds of the Master Trust based upon participant account balances. At September 30, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 85%. Investment income and expenses relating to the Master Trust are allocated to the Plan based upon balances invested in the Master Trust.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Notes to Financial Statements

The Plan's investments in the Master Trust are stated at fair value except for the contracts with insurance companies, which are stated at contract value because they are fully benefit responsive. Contract value, which approximates fair value, represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. The weighted average yield for contracts with insurance companies was approximately 6.5% and 6.7% in 2001 and 2000, respectively. The weighted average interest rate for contracts with insurance companies was 6.8% and 6.9% at September 30, 2001 and 2000, respectively. The fair value of the common stock, mutual funds and bank common trust funds are based on quoted market prices. The cost of investments held under the Plan is determined using the average cost method of accounting. Participant loans are valued at cost, which approximates fair value.

The following table presents the fair values of investments for the Master Trust:

		September 30,	
		2001	2000
Investments at fair value:			
Interest-bearing cash	$	30,385,793	65,160,133
Common stocks, including Emerson Electric Co. common stock of $265,235,854 and $402,606,551 in 2001 and 2000, respectively		275,938,558	402,606,551
Mutual funds		109,261,240	205,650,148
Contracts with insurance companies		249,625,054	196,077,294
Common/commingled trust funds		215,719,462	301,708,392
Participant loans		18,723,456	20,020,066
	$	899,653,563	1,191,222,584

Investment income for the Master Trust is as follows:

		Years Ended September 30,	
		2001	2000
Investment income:			
Net appreciation (depreciation) of investments:			
Common stocks	$	(115,939,694)	33,235,502
Mutual funds		(90,270,562)	36,509,155
Bank common trust funds		(74,660,874)	36,556,477
		(280,871,130)	106,301,134
Interest		20,171,877	18,956,584
Dividends		8,719,361	13,577,697
	$	(251,979,892)	138,835,415

(7) NON PARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and the significant amounts of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	September 30, 2001	September 30, 2000
Net assets:		
Common stock	$ 233,377,117	351,588,727
Participant loans	14,801,773	15,800,566
	$ 248,178,890	367,389,293

	Years Ended September 30, 2001	Years Ended September 30, 2000
Changes in net assets:		
Master Trust investment income (depreciation)	$ (84,163,637)	38,344,372
Transfers to other funds	(27,302,411)	(14,711,736)
Loan repayments	(5,730,924)	(6,005,395)
Transfers to other plans	(14,589,864)	(564,919)
Participant contributions	13,077,906	14,776,956
Rollover contributions	393,455	338,469
Emerson Electric Co. contributions, net of forfeitures of $469,493 and $560,349 in 2001 and 2000, respectively	16,681,548	16,858,232
Benefits paid to participants	(17,576,476)	(24,230,958)
	$ (119,210,403)	24,805,021

(8) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by: Richard J. Schlueter

R. J. Schlueter, on behalf of the Administration Committee

Date: January 31, 2002

EXHIBIT

INDEPENDENT AUDITORS' CONSENT

The Administration Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We consent to incorporation by reference in the Registration Statement No. 33-57161 on Form S-8 of Emerson Electric Co. of our report dated January 31, 2002, relating to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the September 30, 2001 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

KPMG LLP

St. Louis, Missouri
January 31, 2002